UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.____)*

HERITAGE WORLDWIDE, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

427266101
(CUSIP Number)

Leslie J. Croland, P.A.
Edwards Angell Palmer & Dodge LLP
350 East Las Olas Boulevard, Suite 1150
Ft. Lauderdale, Florida 33301-4215
(954) 727-2600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 1, 2003
(Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jean-Claude Mas

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,141,667

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 14,141,667

	10.	SOLE DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,141,667

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.40%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer:

Jean-Claude Mas (the "Reporting Person") is making this statement in reference to the common stock, par value $0.001 per share ("Common Stock"), of Heritage Worldwide, Inc. (the "Issuer"), a Delaware corporation. The address of the principal executive offices of the Issuer is 337 Avenue de Bruxelles, La Seyne-Sur-Mer, France 83507.

Item 2. Identity and Background.

(a) and (b)	The name of the Reporting Person is Jean-Claude Mas, and his business address is c/o Heritage Worldwide, Inc., 337 Avenue de Bruxelles, La Seyne-Sur-Mer, France 83507.

(c)	The Reporting Person is Chairman of the Board of Directors and the Chief Executive Officer of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The reporting Person is a citizen of France.

Item 3. Source and Amount of Funds or Other Consideration.

On March 1, 2003, the Issuer issued an aggregate of 13,741,667 shares of Common Stock to Milo Finance S.A., a Luxembourg limited liability entity that is controlled by the Reporting Person, as consideration for the purchase by the Issuer of 225,504 shares of capital stock of Poly Implants Protheses, S.A., a French limited liability entity ("PIP"), held by Milo Finance S.A. As a result of such acquisition, the Issuer acquired approximately 99.4% of the then issued and outstanding capital stock of PIP and Milo Finance S.A. became the record and beneficial owner of approximately 85% of the then issued and outstanding Common Stock. No cash consideration was included in the transaction.

On July 12, 2004, the Issuer granted the Reporting Person an option to purchase 400,000 shares of Common Stock, which was completely vested by July 12, 2007.

Item 4. Purpose of Transaction.

The Reporting Person does not have any plans or proposals which relate to or would result in any of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	The following table sets forth the aggregate number and the percentage of outstanding shares of Common Stock that the Reporting Person beneficially owns as of December 7, 2007.

Name	Shares of Common Stock Beneficially Owned (1)	Percentage of Shares of Common Stock Beneficially Owned (2)

Jean-Claude Mas	14,141,667	79.40%
_______________
(1) Includes 13,741,667 shares of Common Stock owned by Milo Finance S.A. and 400,000 shares of Common Stock underlying a currently exercisable option to purchase shares of Common Stock at $2.20 per share.

(2) Based on 17,410,299 shares of Common Stock reported outstanding by the Issuer on the Issuer's Quarterly Report on Form 10-QSB for the period ended September 30, 2007. The percentage is rounded to the nearest 1/100 percent.

(b)	The Reporting Person has sole voting and dispositive power with respect to the shares of Common Stock.

(c)	The Reporting Person has not effected any transactions in shares of Common Stock during the past 60 days.

(d)	No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 7, 2007	/s/ Jean-Claude Mas
(Date)	Jean-Claude Mas